Exhibit 99.1
The results of Annual General Meeting of Shareholders for the FY2015

On March 24, 2016, Shinhan Financial Group held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2015, and all five agendas listed below were approved as originally proposed.

Agenda:

1)	Approval of Financial Statements (Including Statements of Appropriation of Retained Earnings) for fiscal year 2015 (January 1, 2015~ December 31, 2015)

2)	Approval of Revision to Articles of Incorporation

3) Appointment of Directors (1 Non-Executive Director & 6 Outside Directors)

3-1) Non-Executive Director Candidate: Mr. Namkoong Hoon

3-2) Outside Director Candidate: Mr. Ko Boo-in

3-3) Outside Director Candidate: Mr. Lee Manwoo

3-4) Outside Director Candidate: Mr. Lee Sang-kyung

3-5) Outside Director Candidate: Mr. Lee Sung-ryang

3-6) Outside Director Candidate: Mr. Lee Jung-il

3-7) Outside Director Candidate: Mr. Lee Heun-ya

4) Appointment of Audit Committee Members (3 Members)

4-1) Audit Committee Member Candidate: Mr. Lee Manwoo

4-2) Audit Committee Member Candidate: Mr. Lee Sang-kyung

4-3) Audit Committee Member Candidate: Mr. Lee Sung-ryang

5) Approval of the Maximum Limit on Director Remuneration

The AGM of Shinhan Financial Group also approved cash dividend payment for the fiscal year of 2015 as follows:

- Total Dividend Amount: KRW 630,977,504,400

1) Dividend Amount for Common Stocks: KRW 569,039,504,400

2) Dividend Amount for Preferred Stocks: KRW 61,938,000,000

For the details of the originally proposed agenda, please refer to our Convocation Notice of the 15th Annual General Meeting of Shareholders, which was reported as a current report on Form 6-K on February 23, 2016